Exhibit (2)(k)(iv)

COMPLIANCE CONSULTING AGREEMENT

THIS AGREEMENT (the “Agreement”) is entered into to be effective as of the 1st day of March, 2015, by and among Oyster Consulting, LLC® (“Oyster”), a Virginia limited liability corporation, which term, as used herein shall include, as appropriate, relevant Oyster personnel, including but not limited to Dean Pelos (“Mr. Pelos”), or any consultant provided by Oyster to The 504 Fund (“504 Fund”).

WHEREAS, Oyster is a consulting firm specializing in providing regulatory compliance products and services to, among others, Registered Investment Companies (“RIC”) registered with the Securities and Exchange Commission (“SEC”);

WHEREAS, 504 Fund is a RIC subject to a number of regulatory requirements under various federal and state laws, including among others, the Investment Company Act of 1940 (“1940 Act”); and

WHEREAS, the Board of Trustees and Senior Management of 504 Fund desires to engage Oyster to provide certain ongoing regulatory compliance consulting and monitoring services, all such services designed to support 504 Fund’s obligations under the 1940 Act and Oyster is willing to provide those services upon the terms and conditions set forth in this Agreement.

NOW THEREFORE, for and in consideration of the mutual agreements and covenants contained herein, Oyster and 504 Fund hereby agree as follows:

1.	ENGAGEMENT OF OYSTER / DESIGNATION AS CCO

504 Fund hereby engages Oyster to provide an individual acceptable to 504 Fund to serve as Chief Compliance Officer (the “CCO”) for 504 Fund, to provide ongoing regulatory compliance consulting and monitoring services described in Schedule A to this Agreement, and Oyster hereby accepts such appointment. Schedule A is incorporated into and made a part of this Agreement and may be amended from time to time by mutual written consent of the parties.

504 Fund appoints Mr. Pelos as an officer of 504 Fund and designates Mr. Pelos as CCO. The parties understand and agree that Mr. Pelos will be identified as CCO on applicable regulatory documents or any other documents as 504 Fund deems necessary or appropriate; in this connection, Mr. Pelos and Oyster agree to provide promptly such information about the CCO as 504 Fund shall reasonably request and consent to the inclusion of such information in relevant documents. 504 Fund represents that Mr. Pelos shall be granted appropriate responsibility and authority to fulfill the obligations imposed upon 504 Fund’s CCO by the Rule and 504 Fund’s policies and procedures (“Compliance Program”), as each may be amended from time to time.

Mr. Pelos and Oyster hereby accept such appointment and designation under the terms and conditions set forth in this Agreement and represent that Mr. Pelos is, and shall take reasonable steps to remain, competent and knowledgeable regarding the 1940 Act, and relevant rules thereunder and shall perform his duties as CCO in 504 Fund’s best interests and in a manner consistent with the Rules and industry standards.

The CCO shall serve as such until such time as his successor shall be duly qualified and appointed by 504 Fund. Oyster and the CCO shall immediately inform 504 Fund of any matter that would or might have a materially negative effect on a currently designated CCO’s ability to properly serve 504 Fund. In the event that the CCO shall become unable or unwilling to continue serving as such, or 504 Fund notifies Oyster of its desire to replace the CCO, Oyster shall immediately provide 504 Fund with a suitable candidate to replace the CCO or shall terminate this Agreement in accordance with its terms. Oyster represents that any proposed successor CCO will be, and shall take reasonable steps to remain, competent and knowledgeable regarding the 1940 Act and relevant rules thereunder and shall perform his or her duties as CCO in 504 Fund’s best interests and in a manner consistent with the Rule and industry standards. 504 Fund represents that, if approved, any such successor CCO shall be granted appropriate responsibility and authority to fulfill a CCO’s obligations under the rule and 504 Fund’s Compliance Program, as each may be amended from time to time.

In the event that Oyster is unable to provide an individual that 504 Fund, in its sole discretion, believes is appropriate and suitable to serve as CCO, 504 Fund may immediately terminate this Agreement without penalty.

2.	COMPENSATION

504 Fund agrees to pay for the services to be provided by Oyster as set forth in Schedule A to this Agreement in accordance with, and in the manner set forth in Schedule B to this Agreement. Schedule B is incorporated into and made a part of this Agreement and may be amended from time to time by mutual written consent of the parties.

3.	REIMBURSEMENT OF EXPENSES

In addition to paying Oyster the fees described in Schedule B to this Agreement, 504 Fund agrees to reimburse Oyster for the reasonable out-of-pocket expenses described in Schedule B.

4.	INDEPENDENT CONTRACTOR

Oyster shall act as an independent contractor and not as an agent of 504 Fund and Oyster shall make no representation as an agent of 504 Fund.

Oyster does not offer legal or accounting services and does not purport to replace the services provided by legal counsel or that of a certified public accountant. If contracts are provided, they will be forms only and the provision of such contracts does not constitute and should not be deemed to be legal advice. The representatives of Oyster are experts, and as such will make every reasonable effort to provide the services described in this Agreement. However, there is no guarantee that the work performed by Oyster will be favorably received by any regulatory agency.

WITHOUT LIMITING THE GENERAL APPLICABILITY OF THE PRECEDING PARAGRAPH, 504 Fund EXPRESSLY ACKNOWLEDGES AND AGREES THAT SERVICES TO BE PROVIDED BY OYSTER UNDER THIS AGREEMENT ARE NOT LEGAL SERVICES AND THAT THIS AGREEMENT DOES NOT CONSTITUTE AN ATTORNEY- RELATIONSHIP BETWEEN OYSTER AND 504 Fund. 504 Fund ALSO EXPRESSLY ACKNOWLEDGES AND AGREES THAT THE SERVICES TO BE PROVIDED BY OYSTER UNDER THIS AGREEMENT, AND ANY COMMUNICATIONS BETWEEN OYSTER AND 504 Fund RELATING TO SUCH SERVICES, ARE NOT PROTECTED UNDER ANY CLAIMS OF LEGAL PRIVILEGE OR ATTORNEY WORK PRODUCT.

Although Oyster’s work may involve analysis of accounting and financial records, at no time will work performed by Oyster be deemed to be an audit of 504 Fund in accordance with generally accepted auditing standards or otherwise.
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5.	STANDARD OF CARE, LIMITATION OF LIABIILTY AND INDEMNIFICATION

(a)            Limitation of Liability. Oyster shall not be liable for, and 504 Fund shall hold Oyster harmless in regard to, any liability incurred for any action reasonably taken by Oyster or failure to act by Oyster in reliance upon:

(i)            information, records and reports generated by 504 Fund;
(ii)          advice of 504 Fund, or of counsel for 504 Fund;
(iii)         statements of 504 Fund’s independent accountants;
(iv)         Any signature, instruction, request, letter of transmittal, certificate, opinion of counsel, statement, instrument, report, notice, consent, order, or other document reasonably believed in good faith by Oyster to be genuine and to have been signed or presented by 504 Fund or other proper party or parties provided that such action or failure to act is not, to the knowledge of Oyster, in violation of applicable federal or state laws or regulation, and provided further that such action or failure to act is made without gross negligence, bad faith, willful misconduct or reckless disregard of its duties. 504 Fund shall hold Oyster harmless in regard to any liability incurred by reason of the inaccuracy of such information provided by the Trust or for any action reasonably taken or omitted in good faith reliance on such information.

(b)            Reliance. Oyster may rely upon the genuineness of any document, copy or facsimile thereof reasonably believed in good faith by Oyster to have been validly executed and Oyster shall not be under any duty or obligation to inquire into the validity or invalidity or authority or lack of authority of any statement, oral or written instruction, resolution, signature, request, letter of transmittal, opinion of counsel, instrument, report, notice, consent, order or any other document or instrument which Oyster reasonably believes in good faith to be genuine.

(c)            Errors of Others. Oyster shall not be liable for the errors of other Service Providers to 504 Fund, except or unless any Oyster action or inaction is a direct or proximate cause of the error.

(d)            Indemnification of Oyster. 504 Fund shall indemnify and hold Oyster harmless from and against any and all losses, damages, costs, charges, reasonable counsel fees, payments, expenses and liability arising out of or attributable to 504 Fund’s refusal or failure to comply with the terms of this Agreement, or which arise out of 504 Fund’s lack of good faith, gross negligence or willful misconduct with respect to 504 Fund’s performance under or in connection with this Agreement.

(e)            Indemnification of 504 Fund. Oyster shall indemnify and hold 504 Fund harmless from and against any and all losses, damages, costs, charges, reasonable counsel fees, payments, expenses and liability arising out of or attributable to Oyster’s refusal or failure to comply with the terms of this Agreement, or which arise out of Oyster’s lack of good faith, gross negligence or willful misconduct with respect to Oyster’s performance under or in connection with this Agreement.

(f)            In the event that Oyster is requested, pursuant to subpoena or other legal process, to provide testimony or produce its documents relating to its engagement under this Agreement, in judicial or administrative proceedings to which Oyster is not a party, Oyster shall promptly notify 504 Fund and shall be reimbursed by 504 Fund at standard billing rates for Oyster’s professional time and expenses, including reasonable attorney’s fees incurred in responding to such request.
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6.	INFORMATION FURNISHED BY THE PARTIES DUTY OF CO-OPERATION

(a)            In order for Oyster to properly serve 504 Fund and its shareholders, 504 Fund agrees to provide Oyster any information Oyster may reasonably request in furtherance of Oyster obligations under this Agreement. 504 Fund must notify Oyster immediately of any changes that have or may have a material impact on 504 Fund business, its operations, or its personnel. 504 Fund must also immediately notify Oyster of any changes with respect to any audit, enforcement, or regulatory actions commenced against 504 Fund by any regulatory authority, and any compliant, grievance or action threatened or commenced against 504 Fund by any shareholder.

(b)            504 Fund also agrees to cooperate fully with Oyster and provide in a timely manner any information concerning 504 Fund and its affiliates reasonably required by Oyster insofar as such information relates to any policy, procedure, contract or other matter subject to Oyster’s ongoing services as set forth in Schedule A to this Agreement.

(c)            504 Fund further agrees to authorize and direct 504 Fund’s applicable third-party Service Providers to cooperate fully with Oyster and provide in a timely manner any reasonable request for information from Oyster insofar as such information relates to any policy, procedure, contract or other matter subject to Oyster’s ongoing services as set forth in Schedule A to this Agreement.

(d)            In order for Oyster to properly serve 504 Fund, Oyster agrees to provide to 504 Fund any information 504 Fund may reasonably request in furtherance of Oyster’s obligations under this Agreement. Oyster will notify 504 Fund immediately of any changes that have or may have a material impact on Oyster’s business, its operations, or its personnel, or Oyster’s ability to provide the services called for under this Agreement.

7.	RECORD RETENTION AND CONFIDENTIALITY

Oyster shall keep and maintain copies of all books and records which 504 Fund is, or may be, required to keep and maintain pursuant to any applicable statutes, rules and regulations, and which relate to the products and/or services to be provided by Oyster under this Agreement. Oyster expressly acknowledges and agrees that all such books and records are to be maintained with the utmost privacy and confidentiality, and Oyster shall keep confidential all books, records, documents and other information, whether created by Oyster or provided to Oyster by 504 Fund, unless compelled to produce any of them by duly-constituted authorities or legal process. Oyster further agrees to maintain adequate data backup facilities and emergency plans and procedures reasonably designed to safeguard 504 Fund books and records from permanent loss.

Oyster further agrees to maintain as confidential any non-public personal information (as defined by Regulation S-P under the Federal Securities Laws) of any customer of 504 Fund and to use such information solely for the purposes of this Agreement.

8.	TERM AND TERMINATION

This Agreement shall continue in full force and effect until terminated. The initial term shall be for one year. Either party may terminate this Agreement without penalty upon thirty (30) days prior written notice to the other party.

If this Agreement terminates prior to the last day of a month, Oyster compensation for that part of the month in which the Agreement was in effect shall be prorated in a manner consistent with the calculation of fees as set forth in Schedule B, and if prepaid, an appropriate refund shall be promptly made.
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If the consultant voluntarily resigns, at the discretion of both parties, Oyster may present an alternative consultant for 504 Fund’s consideration and approval to continue the duties under this Agreement. If 504 Fund chooses to end its relationship with Oyster as a result of such voluntary resignation by the consultant, the contract with Oyster would end, and 504 Fund would pay Oyster only for fees and any negotiated Out of Pocket Expenses accrued up to the point in time when 504 Fund’s declines to accept a replacement. Oyster will make every effort to assist 504 Fund in a smooth transition during this period.

9.	MISCELLANEOUS

(a)            Non-Exclusivity. This Agreement is not exclusive, and 504 Fund expressly acknowledges and agrees that Oyster may provide services to other persons that are similar to the services Oyster provides to 504 Fund.

(b)            Entire Agreement. This Agreement supersedes any and all other agreements, whether oral or in writing, between the parties with respect to the subject matter of this Agreement, and this Agreement contains all of the covenants and understandings between the parties with respect to said matters.

(c)            No Assignment. This Agreement may not be assigned without the express prior written consent of the other party, which consent may be withheld for any reason.

(d)            Amendment of this Agreement. No provision of this Agreement may be changed, waived, discharged, or terminated orally, but only by a written instrument signed by both parties.

(e)            Captions. The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby. This Agreement shall be binding on, and shall inure to the benefit of, the parties hereto and their respective successors.

(f)            Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the Commonwealth of Virginia, without regard to such jurisdiction’s conflict-of-law statutes.

(g)            Waiver. The waiver by either party of the breach of any provision of this Agreement by the other party shall not extend to future breaches of the same or any other provision contained in this Agreement.

(h)            Notices. Any notices required under this Agreement shall be in writing and may be sent by any method reasonably designed to inform the other party of such notice, including certified mail, overnight delivery, courier service, facsimile transmission, or other appropriate means.

(i)            Counterparts. This Agreement may be executed in counterparts by the parties hereto, each of which shall constitute an original, and all of which together shall constitute one Agreement.
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IN WITNESS WHEREOF, the parties have entered into this Agreement to be effective as of the day and year first above written.

Oyster Consulting, LLC®

/s/ Patrick M. Dennis, Esq.
By: Patrick M. Dennis, Esq.
Founding Principal & Managing Director

The 504 Fund

/s/ Mark A. Elste
Name: Mark A. Elste

Title: President

Date:
March/2015

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SCHEDULE A

CCO COMPLIANCE SERVICES

•	Provide all CCO compliance services consistent with the requirements of the Investment Company Act of 1940

•	Conduct reviews, both on-site and remote, including risk assessments and testing, trade and suitability surveillance, oversight of incoming and outgoing correspondence reviews, marketing reviews of 504 Fund along with reviews of compliance programs. Make recommendations as applicable.

•	Provide an Annual Compliance Report to 504 Fund and its Board of Trustees

•	Ongoing reporting of any violations and recommendation of remedial actions

•	Provide compliance support to 504 Fund with respect to SEC examinations, inspections and regulatory issues

•	Cooperate with 504 Fund in responding to any inspection by or information request from the SEC that relates to matters covered by this Agreement

•	In person attendance at meetings of the 504 Fund’s Board of Trustees

In addition to the services above, Oyster’s compliance process also includes the following:

DEVELOPMENT AND MAINTENANCE: COMPLIANCE PROGRAM

The CCO will create and maintain a detailed, compliance program, perform testing of compliance policies and procedures, complete Regulatory Filings as required, communicate Regulatory Updates and Alerts to members of the Board, conduct employee training and perform ongoing Consulting.

Consulting: The CCO will perform offsite reviews and on-site visits spending approximately 10 business days every month at the offices of the 504 Fund’s Investment Adviser for the first several months of the agreement or for the entire term of the agreement, as necessary.
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SCHEDULE B

FEES

Oyster will provide CCO Compliance Services described in Section A for a fee of $5000.00 per month. Payment is based on the flat monthly rate and any incurred expenses to be invoiced following the performance of services to 504 Fund on a monthly basis. Payment for the first month will be prorated based on the agreed upon start date if the start date is not the first of the month. All payments are due within 15 days of the date of the invoice. Oyster will not be responsible for providing ongoing services to 504 Fund or for any liability relating to such services during any month in which Oyster fees for such services are considered late. Fees will increase by 5% following the initial twelve month term, and annually thereafter.

OUT-OF-POCKET EXPENSES

In addition to the above fees, 504 Fund agrees to reimburse Oyster or pay directly reasonable out-of-pocket expenses incurred by Oyster on 504 Fund’s behalf, including but not limited to:

•	All postage, freight, delivery and bonding charges (if any) incurred by Oyster in delivering materials to 504 Fund;

•	All expenses incurred in connection with any custom programming or systems modifications required to provide any special reports or services requested by 504 Fund and approved by 504 Fund in advance of their occurrence;

•	Travel expenses, including coach and economy class airfare, taxi service, hotel rooms, intermediate or midsize rental car, parking, public transportation where available and meals; and

•	Any additional expenses reasonably incurred by Oyster in the performance of its duties and obligations under this Agreement and approved by 504 Fund in advance of their occurrence.

All reimbursement is subject to provision of an invoice accompanied by an itemized accounting and written proof of all expenses.

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